FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of September, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes _____        No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

The announcement on external guarantee provided by Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on September 22, 2009.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT
ANNOUNCEMENT ON EXTERNAL GUARANTEE
This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.           Summary of the guarantee

On 11 August 2009, upon discussion and approval at the Sixth Meeting of the Sixth Session of the Board of Directors of the Company, it was agreed that the Company shall provide aggregate financing guarantee of not more than S$3.2 billion to its wholly-owned subsidiary Tuas Power Generation PTE. Ltd. (大士發電(私人)有限公司) (“Tuas Power Generation”).

On 21 September 2009, the Company signed the Guarantee Contract (“Guarantee Contract”) with Bank of China Limited and China Construction Bank Corporation in Beijing. Pursuant to the Guarantee Contract, the warrantee of this guarantee shall be Tuas Power Generation and the creditors shall be Bank of China Limited and China Construction Bank Corporation and the guarantee amount shall not exceed S$3.2 billion. Before occurrence of this guarantee, the aggregate external guarantee of the Company (including guarantees provided to its controlled subsidiaries) amounted to RMB4.121 billion.

2.           Basic conditions of the warrantee

Tuas Power Generation is an indirect wholly-owned subsidiary of the Company and its registered address is at 111 Somerset Road #13-06 Singapore (238164). It was registered on 26 May 2009 and its business scope is power generation, trading, retailing, provision of relevant products, by-products and derivatives and development of power supply resources.

On 1 September 2009, Tuas Power Generation acquired power generation assets and power sale business from its parent Tuas Power Ltd. (“Tuas Power Ltd.”) and the consideration of the acquisition was paid in the form of equity and cash. Upon completion of the acquisition, Tuas Power Generation owns an installed capacity of 2,670 MW, representing approximately 26% of the market share in Singapore. Its power generation facilities include 2 x 600MW oil-fired steam turbine units and 4 x 367.5MW gas-fired combined cycle units. All the power generating units have a short length of service with stable operation and high reliability and various technical and economic indices are at a leading level in the industry.

3.           Main contents of the guarantee agreement

Pursuant to the Guarantee Contract, this guarantee shall be in the form of joint liability guarantee. The major creditors’ rights guaranteed are the creditors’ rights under the Facilities Agreement (as revised or supplemented) signed on 21 September 2009 between the Macau Branch, Tokyo Branch, Sydney Branch, London Branch, Singapore Branch, Paris Branch, Milan Branch, Johannesburg Branch and Frankfurt Branch of the creditor Bank of China Limited and the Hong Kong Branch and Singapore Branch of the creditor China Construction Bank Corporation and Tuas Power Generation and the relevant amount shall not exceed S$3.2 billion. The term of this guarantee shall be two years from the expiry date of the repayment period of the major creditors’ rights.

4.           Opinion of the Board of Directors

The main purpose of the provision of this guarantee by the Company is to assist Tuas Power Generation in conducting financing to acquire all the power generation assets and power sale business from its parent Tuas Power Ltd.. As Tuas Power Generation is a wholly-owned subsidiary of the Company and that after Tuas Power Generation has acquired all the power generation assets and power sale business of Tuas Power Ltd., it shall have stable cash flow sources and relatively strong debt repayment capability. Accordingly, the risk of this guarantee is relatively low.

5.           Aggregate external guarantee and amount of overdue guarantee

As at the date of this announcement, the total amount of external guarantee of the Company (including guarantees provided to its controlled subsidiaries) is approximately RMB4.121 billion (excluding the amount of this guarantee); the controlled subsidiaries of the Company do not have any external guarantee. The Company and its controlled subsidiaries do not have any overdue guarantee.

By order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
22 September 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

Name:	Gu Biquan

Title:	Company Secretary

Date:    September 22, 2009